Exhibit 12.2

Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
For the six months ended, June 30, 2012

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$22,371,295

Add:
Interest on indebtedness (excluding capitalized interest)	115,373,560
Amortization of debt related expenses	4,060,093
Portion of rents representative of the interest factor	3,408,035
145,212,983

Distributed income from equity investees	115,627,284

Pretax earnings from continuing operations, as adjusted	$260,840,267

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$116,299,648
Preferred dividend factor	36,414,583
Amortization of debt related expenses	1,772,964
Portion of rents representative of the interest factor	3,408,035

Combined fixed charges and preferred stock dividends	$157,895,230

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.7